Exhibit 99.93

APHRIA SELECTS GREAT NORTH DISTRIBUTORS, A CANADIAN

SUBSIDIARY OF SOUTHERN GLAZER’S WINE & SPIRITS, FOR CANADA-

WIDE DISTRIBUTION OF ADULT-USE CANNABIS

Great North Distributors to be Aphria’s exclusive cannabis representative in Canada

LEAMINGTON and TORONTO — May 17, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) and Great North Distributors, Inc. (“Great North Distributors”), a wholly-owned Canadian subsidiary of Southern Glazer’s Wine & Spirits (“Southern Glazer’s”) dedicated to the representation of cannabis products, are pleased to announce today that they have signed an agreement for Great North Distributors to serve as exclusive manufacturer’s representative for Aphria’s adult-use cannabis products throughout Canada, following the legalization of recreational cannabis for adult-use anticipated later this year.

Under the terms of the agreement, Great North Distributors will be Aphria’s exclusive cannabis representative in Canada. The first-of-its kind deal gives Aphria 100% coverage of all cannabis retailers, whether provincially or privately operated, across Canada from the first day of legal adult-use sales.

“With this agreement, Aphria has established an unparalleled sales network, and will hit the ground running from the very first day of legal adult-use sales,” said Jakob Ripshtein, Chief Commercial Officer of Aphria. “Great North Distributors provides us with an experienced, dedicated team with a proven track record of driving sales and exceptional performance across all provinces. This deal will ensure that Aphria’s brands and products are proudly represented by cannabis retailers throughout the country.”

As a subsidiary of Southern Glazer’s, North America’s largest wine and spirits distributor, Great North Distributors has reach across every province across Canada, including established relationships and expertise in working with provincially owned and operated retailers and private retailers alike. Great North Distributors will establish a dedicated cannabis sales team that will be responsible for acting as the selling agent of Aphria’s broad portfolio of adult-use cannabis brands and products to provincial retailers throughout Canada, from the most populated cities to the most remote locations.

Doug Wieland, Executive Vice President and General Manager, Southern Glazer’s Wine & Spirits Canada commented on the ground-breaking deal, “Our decision to become the first beverage alcohol distributor to facilitate the legal distribution of cannabis in Canada reinforces our innovative, first-mover position in the industry. We are thrilled to partner with cannabis industry leader Aphria, and to leverage our experience and expertise to ensure the efficient, legal, and safe distribution of cannabis in Canada.”

Southern Glazer’s will apply their industry-leading data analytics capabilities to the new cannabis industry, providing Aphria with a powerful data-driven approach to cannabis sales through its new subsidiary, Great North Distributors.

“Aphria is committed to being the premier cannabis company in Canada and around the world, and this strategic relationship brings us one step closer to reaching our goal,” said Vic Neufeld, CEO of Aphria. “We’re delighted to have Great North Distributors dedicated to our business. This deal enables us to fully execute on our adult-use strategy from day one, and we know that Great North Distributors has the right resources and expertise to allow us to capitalize on the opportunities in the industry on a national scale.

We Have a Good Thing Growing

About Aphria

Aphria Inc., one of Canada’s lowest cost producers, produces, supplies and sells medical cannabis. Located in Leamington, Ontario, the greenhouse capital of Canada, Aphria is truly powered by sunlight allowing for the most natural growing conditions available. Aphria is committed to providing pharma-grade medical cannabis, superior patient care while balancing patient economics and returns to shareholders.

For more information, visit: aphria.ca

About Great North Distributors, Inc.

Great North Distributors, Inc. is a Canadian subsidiary of Southern Glazer’s Wine & Spirits, North America’s largest wine and spirits distributor, and the preeminent data insights company for alcoholic beverages. Southern Glazer’s has operations in 44 U.S. states and the District of Columbia, Canada, and the Caribbean, and employs more than 21,000 team members. Southern Glazer’s urges all retail customers and adult consumers to market, sell, serve, and enjoy its products responsibly. For more information visit www.southernglazers.com. Follow us on Twitter and Instagram @sgwinespirits and on Facebook at Facebook.com/SouthernGlazers.

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For media inquiries please contact:

Andrew Swartz

Director of Communications, Aphria

andrew.swartz@aphria.com

416-268-7099

Cindy Haas

Senior Director, Public Relations, Southern Glazer’s Wine & Spirits

cindyhaas@sgws.com

786-498-7640

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-

looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.